Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

May 18, 2020

Via EDGAR Filing

Mr. Edward Bartz

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2022

Core Four 60/40 Retirement Portfolio, Series 11

File Nos. 333-237401 and 811-03763

Dear Mr. Bartz:

This letter responds to your comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2022, filed on March 26, 2020 with the Securities and Exchange Commission (the “Commission”). The registration statement proposes to offer the Core Four 60/40 Retirement Portfolio, Series 11 (the “Trust”).

PROSPECTUS

Investment Summary — Principal Investment Strategy

1.        Please consider whether the Trust’s disclosures, including risk disclosures, should be revised based on how events related to the COVID-19 pandemic may affect the Trust and its investments. If the Trust believes no additional disclosure is warranted, please explain supplementally why not.

Response:       The risk disclosure sections have been revised to add language related to the COVID-19 pandemic.

Investment Summary — Principal Risks

2.        The “Principal Investment Strategy” section states that the Trust may invest in real estate investment trusts. If the Trust invests in such securities, please provide the corresponding risk disclosures.

Response:       If the Trust invests in real estate investment trusts, the Trust will add the corresponding risk disclosures to the appropriate risk section(s).

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren